ALTAREX CORP.

INTERIM REPORT TO SHAREHOLDERS

FOR THE THREE & NINE MONTH PERIODS ENDED

September 30, 2003

ALTAREX CORP.

1123 DENTISTRY/PHARMACY BUILDING
UNIVERSITY OF ALBERTA
EDMONTON, ALBERTA T6G 2N8

CONTACT:
ROB SALMON OR ANTOINE NOUJAIM

PHONE: 780-944-9993
FAX NUMBER: 780-433-1158
www.altarex.com
info@altarex.com

ALTAREX CORP.

INTERIM REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003

All dollar figures are in Canadian dollars unless otherwise stated

Third Quarter Highlights - Message to Our Shareholders

I am happy to report to our shareholders that the three-point plan developed in May is indeed on track. The first objective was to reduce the "cash burn" of the company to manageable levels. The Closure of the Waltham executive office, the resignation or releasing of 8 of the company's 10 employees and relocation of the company to its origins in Edmonton, Alberta, have significantly contributed to achieving this objective. We have entered into research contracts with United Therapeutics to provide the services of our scientists.

Our second objective was to raise sufficient funds to stabilize AltaRex. On October 20th, 2003 we successfully closed a private placement for gross proceeds of $2.04 million. This financing, coupled with the US$250,000 payment from United Therapeutics related to the Germany license extension, is anticipated to provide the company with sufficient working capital until the end of 2004. We continue to pursue other financing strategies to increase the cash position of the company and secure sufficient resources until the commercialization of OvaRex®.

Our third objective was to create a new vision for the company. This could not be addressed until we had reduced the "cash burn" and raised the necessary capital to ensure the company's financial viability. We are currently reviewing a number of strategic options and intend to report more on these in the near future.

On October 6th, 2003 we announced that the company had been granted a "multi-epitopic" patent from the European Patent Office applicable to the Company's lead product OvaRex® MAb (oregovomab). This "multi-epitopic" patent is key to the Company's intellectual property portfolio in Europe, and complements a previously issued patent (effective June 5, 2001) by the U.S. Patent and Trademark Office.

Throughout this transition period, we continue to work diligently with our strategic partner, United Therapeutics, in the implementation of the ongoing Phase III clinical trial for OvaRex® in the United States.

Much has been accomplished during this short period of time and I look forward to addressing the challenges ahead with the support of all of our shareholders.

Dr. Antoine Noujaim

President & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and the notes thereto included in this report. The Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. All dollars are in Canadian dollars unless otherwise stated.

Overview

The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of certain cancers and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme (TPP) of Health Canada in Canada, the Food and Drug Administration (FDA) in the United States, the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable. Until revenues are generated the Company is dependent upon its existing limited cash resources, interest income and its ability to obtain financing from equity offerings, debt financings and collaborative research and development alliances to finance its operations.

The Company commenced operations on December 1, 1995. As of September 30, 2003, the Company has incurred cumulative losses of $107.3 million. This includes a loss of $3.1 million for the nine months ended September 30, 2003. The cumulative losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999. The loss for the nine months ended September 30, 2003 is also due to continuance of product development activities together with the costs associated with relocating the corporate offices from Waltham to Edmonton, terminating 8 of the company's 10 employees and closure of the Waltham office.

The Company is highly dependent on the success of its license agreement with United Therapeutics Corporation ("United Therapeutics"). On April 17, 2002, the Company entered into a license agreement with Unither Pharmaceuticals, Inc. ("Unither Pharmaceuticals"), a subsidiary of United Therapeutics for the development of OvaRex® MAb and four other monoclonal antibodies. Under the terms of this agreement, United Therapeutics, through its subsidiary, received exclusive rights for development and commercialization of the five antibody products worldwide, with the exception of rights retained by the Company to member nations of the European Union and certain other countries. In August 2003, the Exclusive License Agreement was amended to include the territory of Germany. United Therapeutics is now developing OvaRex® MAb in the licensed territories. As a result of the license agreement, personnel formerly employed by the Company and involved in the clinical development, manufacturing and regulatory aspects of the OvaRex® MAb development program became employees of United Therapeutics, leaving the Company with 10 employees. In addition, United Therapeutics reimbursed the Company for $2.37 million of costs in 2002 incurred in the development of the licensed products prior to April 17, 2002, and will pay to the Company development milestone payments and royalty fees from product sales. In connection with the license agreement, United Therapeutics purchased an aggregate of 9,133,380 common shares of the Company, for gross proceeds to the Company of approximately $7.2 million, and a debenture in the principal amount of U.S. $433,310.

The license agreement with United Therapeutics resulted in a reduction of the Company's research and development costs and supporting general and administrative expenses in the first nine months of 2003. The Company expects that its research and development costs and supporting general and administrative

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(continued)

expenses will be significantly lower for the remaining quarter of 2003, as a result of the relocation of the corporate office from Waltham to Edmonton and reduction in total employees.

The Company has been working closely with United Therapeutics on conducting experiments in support of the licensed antibodies. In January 2003, Unither Pharmaceuticals announced a phase III U.S. program consisting of two trials of 177 patients, each comprising a population having shown clinical benefit in a previously reported phase IIb trial.

On October 20, 2003, The Company completed a private placement offering of 6 million units for gross proceeds of $2.04 million. The Company anticipates that existing cash and cash equivalents and cash received in conjunction with the private placement should be sufficient to finance its operations and capital needs through December 2004. The Company continues discussions with third parties regarding the Net Operating Loss (NOL) Financing. The Company expects that the NOL Financing would involve a cash investment in the Company by the third parties, which would be followed by a spinout to the Company's shareholders of a subsidiary of the Company containing a significant portion of the cash investment and all of the other assets and liabilities of the Company other than the Company's net operating loss carry forwards. The Company has also sought and will continue to seek additional funding through licensing and collaborative arrangements and through other strategic alternatives. The Company can provide no assurance that the proposed NOL Financing or any additional financing will be available on acceptable terms, on a timely basis, or at all.

On May 15, 2003, Richard E. Bagley resigned as President, Chief Executive Officer and Director of the Company. The Company appointed Dr. Antoine A. Noujaim as President, Chief Executive Officer and Vice-Chairman of the Board of Directors of the Company and Rob Salmon as Chief Financial Officer. In connection with the changes in management, the Company initiated a restructuring program to prioritize its initiatives and reduce its operating costs. As part of this program, the Company relocated its executive and administrative offices to Edmonton, Alberta, reduced the number of full-time employees of the Company, and closed its Waltham, Massachusetts office.

On June 17, 2003, the Company announced that the lawsuit filed by ICN Pharmaceuticals Inc. of Costa Mesa, California had been resolved to the mutual satisfaction of all parties. Pursuant to an agreement between ICN and Dr. Noujaim, ICN agreed not to pursue its claims against the Company in exchange for payment of U.S. $275,000, which was paid by Dr. Noujaim. In connection with this agreement, the Company and Dr. Noujaim entered into an agreement pursuant to which the Company agreed to pay Dr. Noujaim U.S. $275,000, reimburse him for all related costs and expenses and indemnify him from any and all claims arising out of his agreement with ICN. Pursuant to the agreement, the Company issued Dr. Noujaim a promissory note in the principal amount of U.S. $275,000, which was secured by all of the Company's personal property. Interest accrued on the note at a rate of 10% per annum. Principal and interest on the note are payable on demand. The Company has subsequently reimbursed Dr. Noujaim for all outstanding principal, interest and costs associated with the transaction.

On August 11, 2003, the Company entered into an agreement with its major strategic partner, United Therapeutics Corporation ("United"), to expand the territory granted to United under the existing Exclusive License Agreement to include Germany. The extension of the license offers United entry into European market. United's existing license covers all countries with the exception of countries of the European Union and certain other countries covered by AltaRex's previous agreements with Dompé Farmaceutici S.p.A, Genesis Pharma and Medison Pharma.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(continued)

United has made an initial payment of US$250,000 and has agreed on milestone payments in consideration for this license of rights to Germany. It has also agreed to the same royalty payment structure on sales of products in Germany, as has already been agreed with respect to the United States and other countries, as provided for in the Exclusive License Agreement. The Exclusive License Agreement grants the right to United to sublicense, develop, make, have made, use, import, market, provide, sell and have sold certain of AltaRex's products including OvaRex®, BrevaRex®, ProstaRex® and GivaRex™ among others.

On October 20, 2003, the Company completed a Private Placement Offering of 6,000,000 units for aggregate gross proceeds of $2.04 million. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire, on or before October 20, 2004, one common share of AltaRex upon payment of $0.50 per share. In the event the AltaRex common share trading price on the Toronto Stock Exchange averages $0.60 or higher over 20 consecutive trading days after the expiration of the hold period, warrant holders shall be required to exercise their warrants within a 21 day period.

Results of Operations

Financial Highlights

The Company recorded a net income for the quarter ended September 30, 2003 of $87,635, or $0.00 per share, compared to a net loss of $1.5 million, or $0.03 per share, for the same period in 2002. The net loss for the nine months ended September 30, 2003 was $3.1 million, or $0.07 per share, compared to a net loss of $7.6 million, or $0.19 per share, for the same period in 2002. The net loss for the nine months ended September 30, 2002 included a reimbursement of $2.37 million by United Therapeutics of associated costs, related to the licensed technology, for research and development and clinical regulatory expenses.

Revenues

Revenues for the three months ended September 30, 2003 totaled $0.4 million, an increase of $0.4 million from the $1,505 recorded in the same period in 2002. Revenue consisted of $348,925 related to the extension of the license to United Therapeutics and $54,149 related to contract research agreements. Revenue for the nine months ended September 30, 2003 totaled $0.4 million, an increase of $0.4 million from the $29,050 recorded in the same period in 2002. Revenue consisted of $348,925 related to the extension of the license to United Therapeutics, $54,149 related to contract research agreements and $1,948 from interest.

Expenses

Research and development expenses for the three months ended September 30, 2003 totaled $(0.2) million, a decrease of $0.4 million from the $0.2 recorded in the same period in 2002. The credit balance for the three month period reflects the reversal of accruals made in previous periods in anticipation of expenses that were not realized. For the nine months ended September 30, 2003, research and development expenses totaled $0.2 million, a decrease of $0.3 million from the $0.5 million incurred in the same period in 2002. In 2002, the Company recorded a reimbursement of $2.2 million resulting in net research and development expenses of $0.5 million. The reduction in gross research and development expenses was a result of the lower number of employees of the Company in the 2003 period and the Company's efforts to reduce expenses in light of its limited resources. Clinical and regulatory expenses for the three months ended September 30, 2003 totaled $0 as compared to a credit of $21,291 for the same period in 2002. The credit for the 2002 three-month period is net of an $83,000 reimbursement for clinical related costs from United. For the nine months ended September 30, 2003, clinical and regulatory costs totaled $0.02 million, a decrease of $2.48 million from the $2.5 million recorded in the same period in 2002. This decrease for both periods reflects the impact of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(continued)

the assumption of responsibility for costs relating to the development of the licensed products by United Therapeutics subsequent to the April 17, 2002 effective date of the license agreement. General and administrative expenses for the three months ended September 30, 2003 totaled $0.5 million, a decrease of $0.8 million from the $1.3 million recorded in the same period in 2002. The expenses for the three months ended September 30, 2003 include the settlement with ICN, the expenses associated with the Annual General Meeting, insurance premiums, and legal and consulting fees related to intellectual property and general corporate matters. For the nine months ended September 30, 2003 general and administrative expenses totaled $3.3 million, a decrease of $1.3 million from the $4.6 million recorded in the same period in 2002. This decrease is primarily related to lower professional fees for the Company's intellectual property portfolio and lower payroll costs, facility related costs and other corporate costs all as a result of United Therapeutics' assumption of ongoing development responsibilities and associated expenses and hiring of former personnel of the Company in connection with the license agreement described above.

As a result of the United Therapeutics license agreement, the recent closure of the Waltham office and reduction of employees and salaries, the Company anticipates that research and development expenses and supporting general and administrative expenses, will continue at reduced levels. The actual levels of research and development and general and administrative expenditures by the Company will depend primarily on the cash resources available to the Company. See "Liquidity and Capital Resources".

Liquidity and Capital Resources

At September 30, 2003, the Company's cash and cash equivalents totaled $0.24 million as compared to $3.6 million at December 31, 2002. Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities and debt amounting to approximately $107.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.85 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, investment income and payments under the license agreement with United Therapeutics.

The Company's net cash used in operating activities amounted to $3.5 million for the nine months ended September 30, 2003 and reflects the Company's use of cash to fund its net operating losses and the net changes in non-cash working capital balances which are primarily the result of a reduction in accounts payable and accrued liabilities and the renewal of insurance premiums related to directors and officer insurance at the beginning of the second quarter.

On October 20, 2003, the Company completed a Private Placement Offering of 6,000,000 units at $0.34 per unit for gross proceeds of $2.04 million.

As part of the United Therapeutics license agreement, United Therapeutics purchased 4.9 million common shares of the Company, resulting in gross proceeds to the Company of approximately $3.8 million in the second quarter of 2002. In addition, United Therapeutics purchased a convertible debenture from the Company for approximately $80,000 that was converted by United Therapeutics into 100,000 common shares of the Company on August 21, 2002. The Company also issued to United Therapeutics a warrant, which United Therapeutics subsequently exercised, to purchase an additional 3.25 million common shares of the Company for an aggregate purchase price of approximately $2.5 million. Further, United Therapeutics exercised its right to purchase a second convertible debenture from the Company in the principal amount of approximately $1.4 million. Upon issuance of the second debenture, $688,662 of this debenture was converted into 883,380 common shares of the Company. As part of the license agreement, United Therapeutics purchased an aggregate of 9,133,380 common shares of the Company, for gross

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(continued)

proceeds to the Company of approximately $7.2 million, and a debenture in the principal amount of U.S. $433,310 ($674,463). On September 30, 2003, the value of the convertible debenture was adjusted to reflect the appreciation of the Canadian dollar. The adjustment provides a current value for the convertible debenture of $590,320.

The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the end of 2004. The Company continues to evaluate proposals to enhance shareholder value and to secure the financial viability until the anticipated commercialization of its lead product.

The Company's future funding needs vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

Forward-Looking Statements

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the Company's need for capital; the risk that the Company cannot raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish other corporate alliances on a timely basis, on satisfactory terms or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates; uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes; uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company, will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company; and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. The Company does not assume any obligation to update any forward-looking statement.

CONSOLIDATED BALANCE SHEETS
(A Development Stage Company)

(In Canadian dollars)	September 30, 2003	December 31, 2002
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$ 238,571	$ 3,625,736
Accounts and other receivables	57,433	211,010
Prepaid expenses and other assets	361,464	341,340
	657,468	4,178,086

Deposits and other assets	37,054	42,935
Capital assets, net	20,299	325,846
	$ 714,821	$ 4,546,867
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 986,682	$ 1,646,759
Note Payable	590,320	674,763
	1,577,002	2,321,522
Shareholders' equity:
Share capital	106,430,741	106,430,741
Accumulated deficit during the development stage	(107,292,922)	(104,205,396)
Total shareholders' equity (deficit)	(862,181)	2,225,345
	$ 714,821	$ 4,546,867

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF LOSS
(A Development Stage Company)
(unaudited)

	For the three months ended		For the nine months ended
	September 30,		September 30,
(In Canadian dollars, except share amounts)	2003	2002	2003	2002
Revenues
Interest income	$-	$1,505	$1,948	$29,050
License Income	348,925	-	348,925	-
Contract Income	54,149	-	54,149	-
Total revenues	403,074	1,505	405,022	29,050

Expenses
Research & development *	(231,894)	189,920	211,725	537,637
Clinical & regulatory *	-	(21,291)	23,797	2,506,304
General & administrative	547,333	1,301,152	3,257,026	4,621,240
Total expenses	315,439	1,469,781	3,492,548	7,665,181
Net income (loss) for the period	$87,635	$ (1,468,276)	$(3,087,526)	$(7,636,131)

Net loss per common share (basic and diluted)	$0.00	$0.03	$0.07	$0.19

Weighted average number of common shares	45,896,936	43,801,413	45,896,936	40,448,881

* Net of reimbursement in 2002 (See Note 3)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Deficit)
(A Development Stage Company)

				Total
			Shareholders'
			Accumulated	Equity
	Common Shares		Deficit	(deficit)
(In Canadian dollars, except share amounts)
	Shares	Amount
Balance, December 31, 2002	45,896,936	$106,430,741	($104,205,396)	$2,225,345
Net loss	-	-	($3,087,526)	($3,087,526)
Balance, September 30, 2003 (unaudited)	45,896,936	$106,430,741	($107,292,922)	($862,181)

				Total
			Accumulated	Shareholders'
(In Canadian dollars, except share amounts)	Common Shares		Deficit	Equity
	Shares	Amount
Balance, December 31, 2001	36,663,556	99,143,441	(95,736,135)	3,407,306
Issuance costs from special units
	-	(11,927)		(11,927)
Exercise of warrants	100,000	200,000	-	200,000
Issuance of shares in private placement, net	4,900,000	3,803,627	-	3,803,627
Exercise of warrants by United Therapeutics	3,250,000	2,528,208	-	2,528,208
Conversion of debentures by United Therapeutics	983,380	767,392	-	767,392
Net loss	-	-	(7,636,131)	(7,636,131)
Balance, September 30, 2002 (unaudited)	45,896,936	106,430,741	(103,372,266)	3,058,475

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(A Development Stage Company)
(unaudited)

(In Canadian dollars)
Cash Used In Operating Activities
Net loss	$ 87,635	$ (1,468,276)	$ (3,087,526)	$ (7,636,131)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,991	79,181	77,985	246,493
Loss on Asset Disposal	—	—	134,361	—
Issuance of common shares, net	—	—	—	—
Net changes in non-cash working capital balances	(246,933)	(415,392)	(605,187)	(4,879,467)
	(152,307)	(1,804,487)	(3,480,367)	(12,269,105)

Cash Provided By Investing Activities
Disposal (purchase) of capital assets	(489)	5,099	93,202	4,289
Maturities and purchases of short-term investments	—	—	—	856,051
	(489)	5,099	93,202	860,340

Cash Provided By (Used in) Financing Activities
Issuance of common shares, net	—	688,662	—	4,492,291
Issuance costs from special units	—	—	—	(11,927)
Issuance of convertible debt	—	674,763	—	753,493
Exercise of special warrants, net	—	—	—	—
Exercise of warrants	—	2,528,208	—	2,728,206
	0	3,891,633	0	7,962,063

Net Increase (Decrease) in Cash and Cash Equivalents	(152,796)	2,092,245	(3,387,165)	(3,446,702)
Cash and Cash Equivalents, Beginning of period	391,367	2,672,366	3,625,736	8,211,313
Cash and Cash Equivalents, End of Period	$ 238,571	$ 4,764,611	$ 238,571	$ 4,764,611

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation Description of business

AltaRex Corp. (the "Company"), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

Going concern matters

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the nine months ended September 30, 2003 and the year ended December 31, 2002, the Company incurred losses of $3,087,526 and $8,469,261, respectively. As further discussed in Note 3, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics Corporation ("United") for total proceeds to the Company of approximately $3,800,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000), which was converted during the third quarter of 2002 into 100,000 common shares of the Company at a price of US$0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. The Company also granted to United the right to purchase a convertible debenture (the ''Second Debenture'') in the principal amount of approximately $1,363,000 (US$875,000). In August 2002, United exercised the Warrant and the right to purchase the Second Debenture for total proceeds of approximately $3.9 million. The Company believes, based on its current operating plan that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs through the fourth quarter of 2004 (see subsequent event note).

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments and through collaborative arrangements with potential partners. The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company cannot obtain additional funding, it will cease operations. Even if the Company obtains additional financing, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

2. Summary of significant accounting policies

The accompanying consolidated financial statements as of September 30, 2003 and for the three months and nine months ended September 30, 2003 and 2002 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited annual financial statements of the Company and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results for the three and nine month periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year or future periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences could be material.

Net loss per share

The Company uses the treasury stock method to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period.

Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 16,212,368 and 13,045,991 common shares as of September 30, 2003 and 2002, respectively, have been excluded from the computation of diluted weighted average shares outstanding.

Stock-Based Compensation and Other Stock-Based Payments

On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized if the exercise price of these stock options equals the price of the Company's common stock on the date of grant. However pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method by using the Black-Scholes pricing model. Consideration paid on the exercise of stock options and warrants is credited to share capital.

During the second quarter of 2003, the Board of Directors of the Company voted to extend the exercise period for options outstanding for certain employees terminated during the period. In addition, the Company issued 4,950,000 options to management and directors under the plan. The exercise price was set at the fair market value of the Company's common shares as at the date of grant. The exercise price for these options ranges between $0.24 and $0.43. No compensation expense was recorded for the new grants or the change in exercise period, as the fair value of the stock on the new measurement dates was less than or equal to the exercise price. If the fair value method had been used to measure and recognize stock-based compensation, the Company's net loss and net loss per share for the three and nine months ended September 30, 2003 would have been as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
Net income (loss) per Canadian GAAP	$87,635	$ (1,468,276)	$(3,087,526)	$(7,636,131)
Adjustments for stock-based compensation	67,558	0	812,421	10,000
Net income (loss) per U.S. GAAP	20,077	(1,468,276)	(3,899,947)	(7,646,131)
Basic and diluted net loss per share, US GAAP	$0.00	$0.03	$0.08	$0.19
Basic and diluted weighted-average number of	45,896,936	43,801,413	45,896,936	40,448,881
common shares

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Risk-free rate	Dividend yield	Expected life (years)	Volatility
Directors, officers, employees & consultants	4.361%	0%	7.00	115%
Former officers & employees	3.117%	0%	1.00	115%

On September 11, 2003, shareholders of the Company approved an amendment to the Stock Option Plan increasing the number of stock options available for issuance under the plan to 9,000,000.

3. Licensing Agreement

On April 17, 2002, the Company entered into the License Agreement with a subsidiary of United Therapeutics for the development of five monoclonal antibodies, including OvaRex® MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutic subsidiary received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. United will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

As part of this transaction, United Therapeutics reimbursed the Company, in accordance with the License Agreement, for approximately $2.5 million of costs related to the licensed technology, which have been reflected as a reduction to research and development expenses. These costs reimbursed by United Therapeutics were expensed by the Company in 2001 and 2002. Accounts and other receivables at December 31, 2002 consists primarily of amounts billed to United Therapeutics for 2002 reimbursable costs and received subsequent to year-end.

As part of this transaction, United Therapeutics purchased 4.9 million common shares of the Company for gross proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued a nominal $78,730 (US$50,000) convertible debenture (the "first debenture") to United Therapeutics that was converted into 100,000 common shares on August 21, 2002. The Company also issued United Therapeutics a warrant (the "warrant") which was exercised at the option of United Therapeutics into an additional 3.25 million common shares of the Company for proceeds to the Company of approximately $2,528,000 (US$1,625,000). Further, the Company granted to United Therapeutics a right to purchase a second debenture (the "second debenture") in the principal amount of approximately $1,360,000 (US$875,000). United Therapeutics exercised the warrant in full and purchased the second debenture on August 15, 2002 resulting in total proceeds to the Company of approximately $3.9 million. Upon issuance of the second debenture, $688,662 (US$441,960) of the principal amount of the second

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

debenture automatically converted into 883,380 common shares of the Company.

In total, United Therapeutics purchased 9,133,380 common shares and a debenture in the principal amount of U.S. $433,310. The 9,133,380 common shares purchased by United Therapeutics represent approximately 19.9% of the current outstanding common shares of the Company. United Therapeutics has also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company.

On August 11, 2003, AltaRex announced an amendment to the Exclusive License Agreement with United Therapeutics to include the territory of Germany. In exchange for the extension, AltaRex received an upfront payment of US$250,000, commitment of milestone payments and royalties based on future sales.

5. Debt

On August 15, 2002, United Therapeutics purchased the second debenture in the principal amount of approximately $1,360,000 (US$875,000) of which $688,662 (US$441,960) automatically converted into 883,380 common shares of the Company. A note payable (the "Note Payable") was issued in exchange for the remaining proceeds received for $674,763 (U.S. $433,310) and is secured by the Company's intellectual property. Interest is due on the Note Payable quarterly and accrues at 6% per annum. The unpaid principal and interest on the Note Payable is due in full in August 2005. The Note Payable is convertible into common shares of the Company at a price of US$0.50 per share at any time at the option of United. On September 30, 2003, the value of the convertible debenture was adjusted to reflect the appreciation of the Canadian dollar. The adjustment provides a current value for the convertible debenture of $590,320.

6. Legal Proceedings

On April 26, 2002, ICN Pharmaceuticals, Inc. ("ICN") brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages.

In June 2003, pursuant to an agreement between ICN and Dr. Noujaim, ICN agreed to not to pursue its claims against the Company in exchange for payment of U.S. $275,000, which was paid by Dr. Noujaim. In connection with this agreement, the Company and Dr. Noujaim entered into an agreement pursuant to which the Company agreed to pay Dr. Noujaim U.S. $275,000, reimburse him for all related costs and expenses and indemnify him from any and all claims arising out of his agreement with ICN. Pursuant to the agreement, the Company issued Dr. Noujaim a promissory note in the principal amount of U.S. $275,000, which is secured by all of the Company's personal property. Interest accrues on the note at a rate of 10% per annum. The Company has subsequently reimbursed Dr. Noujaim for all outstanding principal, interest and costs associated with the transaction.

7. Subsequent Events

On October 20, 2003, the Company completed a Private Placement Offering of 6,000,000 units for aggregate gross proceeds of $2.04 million. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire, on or before October 20, 2004, one common share of AltaRex upon payment of $0.50 per share. In the event the AltaRex common share trading price on the Toronto Stock Exchange averages $0.60 or higher over 20 consecutive trading days after the expiration of the hold period, warrant holders shall be required to exercise their warrants within a 21 day period.

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